UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

IDT CORPORATION
(Name of Subject Company (Issuer))

IDT CORPORATION
(Name of Filing Person (Offeror))

Common Stock, par value $.01 per share
 (Titles of Classes of Securities)

448947408
 (CUSIP Numbers of Classes of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
 UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

IDT CORPORATION
(Name of the Issuer)

IDT CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
 (Title of Classes of Securities)

448947408
 (CUSIP Number of Classes of Securities)

BILL PEREIRA CHIEF FINANCIAL OFFICER IDT CORPORATION 520 BROAD STREET NEWARK, NEW JERSEY 07102 (973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

DOV T. SCHWELL, ESQ. OUTSIDE COUNSEL SOLUTIONS LLP 1430 BROADWAY, SUITE 1615 NEW YORK, NEW YORK 10018 (646) 328-0795

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$80,277,921	$5,724

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 3,728,654 shares of IDT Corporation (“IDT”) Common Stock, par value $.01 per share (“Common Stock”), for 3,728,654 shares of IDT Class B Common Stock, par value $.01 per share (“Class B Stock”). The amount is estimated based upon the product of (a) $21.53, which is the average of the high and the low price per share of the Class B Stock on December 1, 2010, as reported on the New York Stock Exchange and (b) 3,728,654, representing the number of shares outstanding as of December 1, 2010.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 2 for Fiscal Year 2011, issued September 29, 2010, equals $71.30 per million dollars of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $5,724
 Filing party: IDT Corporation
 Form or registration No.: Schedule TO / Schedule 13E-3
 Date filed: December 3, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   Third-party tender offer subject to Rule 14d-1.
☒   Issuer tender offer subject to Rule 13e-4.
☒    Going-private transaction subject to Rule 13e-3.
☐   Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

TABLE OF CON TENTS

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on December 3, 2010 (as amended from time to time, the “Schedule TO”), which relates to the offer by IDT Corporation, a Delaware corporation (together with its subsidiaries, “IDT” or the “Issuer”), to exchange (the “Exchange Offer”) shares of its currently outstanding common stock, par value $.01 per share (the “Common Stock”) from the holders thereof (the “Holders”), for shares of IDT Class B Common Stock, par value $.01 per share (the “Class B Stock”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated December 3, 2010, as revised on December 20, 2010 (as revised, the “Revised Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal”). A copy of the Revised Offer to Exchange is filed as Exhibit (a)(1)(F) to the Schedule TO. A copy of the Letter of Transmittal is filed as Exhibit (a)(1)(B) to the Schedule TO.

Revisions to Offer to Exchange

The Offer to Exchange dated December 2, 2010 and attached as Exhibit (a)(1)(A) to the Schedule TO is hereby revised in the form of the Revised Offer to Exchange dated December 20, 2010 and is attached as Exhibit (a)(1)(F) to the Schedule TO.

The information set forth in the Revised Offer to Exchange, and the related Letter of Transmittal which was attached to the Schedule TO filed on December 3, 2010, is hereby incorporated by reference in answer to all items in this Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Extension of Exchange Offer

On December 20, 2010, IDT issued a press release announcing that it has extended the expiration date of the Exchange Offer. The deadline for tendering shares of Common Stock has been extended from 5:00 p.m., New York City time, on January 4, 2011 to 5:00 p.m., New York City time, on January 18, 2011, unless further extended. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Special Factors,” “Certain United States Federal Income Tax Considerations,” “Selected Historical Financial and Operating Data,” and “Description of Class B Stock - Material Differences Between Common Stock and Class B Stock” is incorporated herein by reference.

The deadline for tendering shares of Common Stock has been extended from 5:00 p.m., New York City time, on January 4, 2011 to 5:00 p.m., New York City time, on January 18, 2011, unless further extended.

(b) The information set forth in the sections of the Revised Offer to Exchange titled “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” and “Interests of Certain Persons in the Exchange Offer” is incorporated herein by reference.

ITEM 6 . PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet—Purpose of the Exchange Offer,” “Special Factors—Purpose of and Reasons for the Exchange Offer” and “Special Factors—Alternatives to the Exchange Offer” is incorporated herein by reference.

(b) The information set forth in the section of the Revised Offer to Exchange titled “Summary Term Sheet—Use of Proceeds” is incorporated herein by reference.

(c) The information set forth in the section of the Revised Offer to Exchange titled “Special Factors—Certain Effects of the Exchange Offer” is incorporated herein by reference.

ITEM 7 . SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Revised Offer to Exchange titled “Terms of the Exchange Offer—Source of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

ITEM 10 . FINANCIAL STATEMENTS.

(a),(b) The information set forth in the section of the Revised Offer to Exchange titled “Selected Historical Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Revised Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference. A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to  Bill Ulrey, Vice President–Investor Relations and External Affairs, by phone at (973) 438-3838, or by mail addressed to Bill Ulrey, Vice President–Investor Relations and External Affairs, at 520 Broad Street, Newark, NJ 07102.

ITEM 11 . ADDITIONAL INFORMATION.

(a)(1) None.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(b) On December 20, 2010, IDT issued a press release announcing that it has extended the expiration date of the Exchange Offer. The deadline for tendering shares of Common Stock has been extended from 5:00 p.m., New York City time, on January 4, 2011 to 5:00 p.m., New York City time, on January 18, 2011, unless further extended. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO.

ITEM 12 . EXHIBITS.

The Exhibit Index attached hereto is incorporated by reference.

ITEM 13 . INFORMATION REQUIRED BY SCHEDULE 13E-3.

Schedule 13e-3 Item 1. Summary Term Sheet.

The information set forth in the section of the Revised Offer to Exchange titled “Summary Term Sheet” is incorporated herein by reference

Schedule 13e-3 Item 2. Subject Company Information.

(a) The issuer of the securities subject to the Exchange Offer is IDT Corporation, a Delaware corporation. The Issuer’s executive offices are located at 520 Broad Street, Newark, New Jersey 07102. The Issuer’s telephone number is (973) 438-1000.

(b) The subject security is the Issuer’s Common Stock. As of December 17, 2010, 3,728,654 shares of Common Stock were issued and outstanding.

(c) The information concerning the principal market in which the shares of Common Stock are traded and certain high and low sales prices for the shares of Common Stock in the principal market in which the shares of Common Stock are traded is set forth in the section of the Revised Offer to Exchange titled “Markets and Market Price,” which is incorporated herein by reference.

(d) The information set forth in the section of the Revised Offer to Exchange titled “Markets and Market Price” is incorporated herein by reference.

(e) None.

(f)  During the past two years, the Issuer and its affiliates purchased a total of 970,609 shares of Common Stock at a range of purchase prices from $1.05 to $3.97 per share. The following table sets forth the average purchase price paid by the Issuer and its affiliates for each quarter during the past two years:

		Weighted Average
	Amount of Shares	Purchase Price
Fiscal Quarter Ending	Purchased	Per Share of Common Stock
April 30, 2009	405,009	$1.05
July 31, 2009	91,800	2.42
October 31, 2009	391,200	2.53
January 31, 2010	65,800	3.84
April 30, 2010	16,800	3.97
July 31, 2010	0	0
October 31, 2010	0	0
Current Quarter	0	0

All shares of Common Stock listed above were purchased by the Issuer pursuant to the Issuer’s stock repurchase program which was approved by its Board of Directors on June 13, 2006 and was amended on December 17, 2008 to increase the number of Class B Stock and Common Stock shares authorized to repurchase from the 3.3 million shares that then remained available for repurchase to 8.3 million shares.

Schedule 13e-3 Item 3. Identity and Background of Filing Person.

(a) IDT Corporation is the filing person and the subject company. The business address and telephone number of the Issuer are set forth under part (a) under the caption “Schedule 13e-3 Item 2. Subject Company Information” in this Item 13 of this Schedule TO. The information regarding the directors and executive officers of the Issuer is set forth in Schedule A of the Revised Offer to Exchange, which is incorporated herein by reference.

(b) Not applicable.

(c) The information regarding the directors and executive officers of the Issuer is set forth in Schedule A of the Revised Offer to Exchange, which is incorporated herein by reference. During the last five years, none of the Issuer or any of its directors or executive officers has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13e-3 Item 4. Terms of the Transaction.

(a) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Special Factors,” “Certain United States Federal Income Tax Considerations,” “Selected Historical Financial and Operating Data,” “Anticipated Accounting Treatment,” and “Description of Class B Stock - Material Differences Between Common Stock and Class B Stock” is incorporated herein by reference.

The deadline for tendering shares of Common Stock has been extended from 5:00 p.m., New York City time, on January 4, 2011 to 5:00 p.m., New York City time, on January 18, 2011, unless further extended.

(c) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer” and “Special Factors” is incorporated herein by reference.

(d) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet” and “Appraisal Rights” is incorporated herein by reference.

(e) None.

(f) Not applicable.

Schedule 13e-3 Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a),(b),(c) The information set forth in the sections of the Revised Offer to Exchange titled “Special Factors—Background of the Exchange Offer,” “Interests of Certain Persons in the Exchange Offer” and “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(e) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet—Interest of  IDT Directors and Executive Officers with Respect to the Exchange Offer and Effect on Ownership Structure of IDT,” “Summary Term Sheet—Howard Jonas Limitation on Voting Power,” “Special Factors—Certain Effects of the Exchange Offer,” “Past Contacts, Transactions, Negotiations and Agreements,” and “Interests of Certain Persons in the Exchange Offer” is incorporated herein by reference.

Schedule 13e-3 Item 6. Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the section of the Revised Offer to Exchange titled “Summary Term Sheet—Use of Proceeds” is incorporated herein by reference.

(c)(1-8) The information set forth in the sections of the Revised Offer to Exchange titled “Special Factors—Certain Effects of the Exchange Offer” and “Terms of the Exchange Offer—Future Purchases” is incorporated herein by reference.

Schedule 13e-3 Item 7. Purposes, Alternatives, Reasons and Effects.

(a) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet—Purpose of the Exchange Offer” and “Special Factors—Purpose of and Reasons for the Exchange Offer” is incorporated herein by reference.

(b) The information set forth in the section of the Revised Offer to Exchange titled “Special Factors—Alternatives to the Exchange Offer” is incorporated herein by reference.

(c) The information set forth in the sections of the Revised Offer to Exchange titled “Special Factors—Purpose of and Reasons for the Exchange Offer” and “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” is incorporated herein by reference.

(d) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet— Interest of  IDT Directors and Executive Officers with Respect to the Exchange Offer and Effect on Ownership Structure of IDT,” “Interests of Certain Persons in the Exchange Offer—Interests of IDT Directors and Executive Officers in the Exchange Offer,” “Special Factors—Certain Effects of the Exchange Offer” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

Schedule 13e-3 Item 8. Fairness of the Transaction.

(a) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet—Position of IDT as to Fairness of the Exchange Offer,” “Special Factors— Reasons for the Board’s Position as to the Exchange Offer; Factors Considered,” “Special Factors—Position of IDT as to the Fairness of the Exchange Offer,” and “Terms of the Exchange Offer—No Recommendation” is incorporated herein by reference.

(b) The information set forth in the section of the Revised Offer to Exchange titled “Special Factors” is incorporated herein by reference.

(c) The transaction is not structured so that approval by vote of at least a majority of unaffiliated security holders is required. However, the transaction is structured so that it will not be consummated unless at least 1,115,970 shares of Common Stock, representing the majority of the shares of Common Stock held by the unaffiliated security holders, are validly tendered and not properly withdrawn in the Exchange Offer, which is a non-waivable condition to closing. The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet—Conditions to the Exchange Offer” and “Terms of the Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(d) An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transactions or preparing a report concerning the fairness of the transactions. The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet—Position of IDT as to Fairness of the Exchange Offer,” “Special Factors—Background of the Exchange Offer,” “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered,” and “Special Factors—Position of IDT as to the Fairness of the Exchange Offer” is incorporated herein by reference.

(e) The transaction was approved by all of the independent directors of the Issuer, including a majority of the directors who are not employees of the subject company. The information set forth in the sections of the Revised Offer to Exchange titled “Special Factors—Background of the Exchange Offer” and “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” is incorporated herein by reference.

(f) None.

Schedule 13e-3 Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c) None.

Schedule 13e-3 Item 10. Source and Amounts of Funds or Other Consideration.

(a) The information set forth in the sections of the Revised Offer to Exchange titled “Terms of the Exchange Offer—Source of Funds” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet—Fees and Expenses” and “Terms of the Exchange Offer—Fees and Expenses” is incorporated herein by reference.

(d) Not applicable.

Schedule 13e-3 Item 11. Interest in Securities of the Subject Company.

(a) The information set forth in the section of the Revised Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) The information set forth in the section of the Revised Offer to Exchange titled “Transactions in IDT Common Stock” is incorporated herein by reference.

Schedule 13e-3 Item 12. The Solicitation or Recommendation.

(d) The information set forth in the sections of the Revised Offer to Exchange titled “Terms of the Exchange Offer—No Recommendation” is incorporated herein by reference.

(e) The information set forth in the section of the Revised Offer to Exchange titled “Terms of the Exchange Offer—No Recommendation” is incorporated herein by reference.

Schedule 13e-3 Item 13. Financial Statements.

(a)-(b) The information set forth in the section of the Revised Offer to Exchange titled “Selected Historical Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Revised Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference. A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to Bill Ulrey, Vice President–Investor Relations and External Affairs, by phone at (973) 438-3838, or by mail addressed to Bill Ulrey, Vice President–Investor Relations and External Affairs, at 520 Broad Street, Newark, NJ 07102.

Schedule 13e-3 Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) None.

(b) None.

Schedule 13e-3 Item 15. Additional Information.

(b) On December 20, 2010, IDT issued a press release announcing that it has extended the expiration date of the Exchange Offer. The deadline for tendering shares of Common Stock has been extended from 5:00 p.m., New York City time, on January 4, 2011 to 5:00 p.m., New York City time, on January 18, 2011, unless further extended. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO.

Schedule 13e-3 Item 16. Exhibits.

The Exhibit Index attached hereto is incorporated by reference.

SIGNATURE

IDT Corporation is filing this statement as a combined Schedule TO and Schedule 13E-3. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDT CORPORATION
By:	/s/ Howard S. Jonas
Name:	Howard S. Jonas
Title:	Chief Executive Officer

Date: December 20, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated December 2, 2010.
(a)(1)(B)	Letter of Transmittal, dated December 2, 2010.
(a)(1)(C)	Notice of Guaranteed Delivery, dated December 2, 2010.
(a)(1)(D)	Letter to Clients, dated December 2, 2010.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, December 2, 2010.
(a)(1)(F)*	Revised Offer to Exchange, dated December 20, 2010
(a)(5)(A)	Press Release of IDT Corporation, dated December 2, 2010.
(a)(5)(B)*	Press Release of IDT Corporation, dated December 2, 2010.
(d)(A)	Voting Agreement between IDT Corporation and Howard S. Jonas, dated December 2, 2010.
(g)	Not applicable.
(h)	Not applicable.

* Filed herewith.